UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  August 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of
NI 45-102 Resale of Securities

Reporting issuer
1.          AMS Homecare Inc.

Selling security holder

2.         Rani Gill

3.         President, CFO and Chairman

4.         I did not sell as a lender, pledgee, mortgagee or other encumbrances?

5.         Rani Gill           Directly:             171,216,277
                                    Indirectly         13,750,000

Distribution

6.          Number and class of securities sold from March 1, 2002 – August 3, 2006:
6,050,000 common. Insider Reports were filed for each transaction.

7.          The shares were sold either privately or on the TSX Venture and OTCBB (Nasdaq)

Certificate

I certify that

(1)         I had no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed prior to the sale; and

(2)         the information given in this form is true and complete.

Date ......August 3, 2006......................

Ms..Rani Gill...................................…
Your name (Selling security holder)

”Rani Gill”
........................................…..
Your signature (or if a company, the signature of your authorized signatory)

.Rani Gill..............................................
Name of your authorized signatory

Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer